Contact

www.linkedin.com/in/ray-
loflin-30a71aa9 (LinkedIn)

Top Skills

Manufacturing
Product Development
Customer Service

Ray Loflin

NA Sales Director & Degradation Innovation Director
Olde West Chester, Ohio, United States

Experience

Okeanos® | Made From Stone™
Degradation Innovation Director and Regional Sales Director, NA
November 2021 - Present (3 years 6 months)
Cincinnati, Ohio, United States

Willow Ridge Plastics Inc
12 years 4 months

Technical Sales Director
July 2015 - November 2021 (6 years 5 months)
Erlanger, Ky

Lab Manager
August 2009 - July 2015 (6 years)

Okeanos®
Laboratory Technician
August 2009 - August 2011 (2 years 1 month)
Cincinnati, Ohio, United States

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Education

James Madison University
Bachelor's degree, Biology, General · (2004 - 2008)

James Madison University
Bachelor of Science - BS, Biology, General